UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 68681/January 17, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15160

In the Matter of   :
                                     :
DESERT MINING, INC.,   :
EAGLE BROADBAND, INC.,   :   ORDER MAKING FINDINGS AND
ENDOVASC, INC.,   :   REVOKING REGISTRATIONS
ENVIRONMENTAL OIL PROCESSING   :   BY DEFAULT
    TECHNOLOGY CORP.,   :
FALCON RIDGE DEVELOPMENT, INC.,   :
FELLOWS ENERGY LTD.,   :
FORSTER DRILLING CORP. (n/k/a   :
    PHOENIX DRILLING CORPORATION), and :
GOLDEN AUTUMN HOLDINGS, INC.   :

SUMMARY

This Order revokes the registrations of the registered securities of Desert Mining, Inc. (DSRM),[1] Eagle Broadband, Inc. (EAGB), Endovasc, Inc. (EVSC), Environmental Oil Processing Technology Corporation (EVOPQ), Falcon Ridge Development, Inc. (FCNR), Fellows Energy Ltd. (FLWE), Forster Drilling Corp. (n/k/a Phoenix Drilling Corporation) (FODL), and Golden Autumn Holdings, Inc. (GAHI) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on December 28, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] The short form of each issuer's name is also its stock symbol.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on January 2, 2013.[2] To date, none has filed an Answer to the OIP, due ten days after service. <u>See</u> OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. <u>See</u> OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

DSRM (CIK No. 1129916)[3] is a revoked Nevada corporation located in Longmont, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DSRM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $147,411 for the prior nine months. As of December 26, 2012, the common stock of DSRM was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

EAGB (CIK No. 1023139) is a Texas corporation located in League City, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EAGB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2007, which reported a net loss of $15,072,000 for the prior nine months. On November 14, 2007, EAGB filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was converted to a Chapter 7 petition on February 4, 2009. A Final Decree was entered in the bankruptcy proceeding on August 3, 2012. As of December 26, 2012, the common stock of EAGB was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

EVSC (CIK No. 1040415) is a revoked Nevada corporation located in Montgomery, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EVSC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2007. On February 3, 2008, EVSC filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was still pending as of December 26, 2012. As of December 26, 2012, the common stock of EVSC was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

EVOPQ (CIK No. 1106928) is an expired Utah corporation located in Nampa, Idaho, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EVOPQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $1,057,463 for the prior nine months. On December 6, 2002, EVOPQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Idaho, which was converted to a Chapter 7 petition on January 14, 2003, and was closed on July 23, 2010. As of December 26, 2012, the common stock of EVOPQ was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

FCNR (CIK No. 1065659) is a revoked Nevada corporation located in Albuquerque, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FCNR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $2,381,707 for the prior six months. As of December 26, 2012, the common stock of FCNR was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

FLWE (CIK No. 1144439) is a revoked Nevada corporation located in Louisville, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FLWE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of $1,143,798 for the prior year. As of December 26, 2012, the common stock of FLWE was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

FODL (CIK No. 744667) is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FODL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 29, 2008, which reported a net loss of $5,352,948 for the prior three months. On December 1, 2008, FODL was the subject of an involuntary Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Texas which was closed on June 15, 2009. As of December 26, 2012, the common stock of FODL was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GAHI (CIK No. 1303163) is a revoked Nevada corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GAHI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $3,219,039 for the prior nine months. As of December 26, 2012, the common stock of GAHI was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Desert Mining, Inc., is REVOKED;

the REGISTRATION of the registered securities of Eagle Broadband, Inc., is REVOKED;

the REGISTRATION of the registered securities of Endovasc, Inc., is REVOKED;

the REGISTRATION of the registered securities of Environmental Oil Processing Technology Corporation is REVOKED;

the REGISTRATION of the registered securities of Falcon Ridge Development, Inc., is REVOKED;

the REGISTRATION of the registered securities of Fellows Energy Ltd. is REVOKED;

the REGISTRATION of the registered securities of Forster Drilling Corp. (n/k/a Phoenix Drilling Corporation) is REVOKED; and

the REGISTRATION of the registered securities of Golden Autumn Holdings, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge